CHINA PROPERTIES DEVELOPMENTS, INC.

December 1, 2005

Josh Forgione
Staff Accountant
United States Securities and Exchange Commission
Washington, DC
20549

Mail Stop 4561

Dear Mr. Forgione:

Re:       Bangla Property Management Inc. (n/c China Properties Developments, Inc.)
            Form 10KSB for the Fiscal Year-Ended March 31, 2005
            Filed July 7, 2005 and Amendments Filed November 30 and December 2, 2005
            Form 10QSB for the Fiscal Quarter Ended June 30, 2005
            Filed August 18, 2005 and Amendments Filed November 30 and December 2, 2005
            File No.:  0-50637

Thank you for speaking with Mr. Dennis Brovarone on December 1, 2005.  We have enclosed blacklined copies to reflect our amendments.

Mr. Brovarone conveyed your message and we are submitting the amendments as suggested:

    Change rule citing in Control Procedures from Rule 13a-14(c)" and to  Rule 13a-15(e).
    Amend certification and signature pages to reflect current date.
    Correct format of Certifications
    Prepare and submit “No Defense” letter (attached).

Thank you for your assistance.

Yours truly,

CHINA PROPERTIES DEVELOPMENTS, Inc.

/s/ Shuo (Steven) Lou

Shuo (Steven) Lou
Chief Financial Officer and Director

89 Chang’an Middle Road  Yangming International Tower, 26/27 Flrs.
Xi’an, China    710061